October 3, 2024

Joshua R. Disbrow
Chairman and Chief Executive Officer
Aytu BioPharma, Inc.
7900 East Union Avenue, Suite 920
Denver, CO 80237

       Re: Aytu BioPharma, Inc.
           Registration Statement on Form S-3
           Filed September 26, 2024
           File No. 333-282347
Dear Joshua R. Disbrow:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Anthony Epps, Esq.